UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K

         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the plan year ended December 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from        to        .
                                                ------    ------





                         Commission file number 1-8349






                           SAVINGS PLAN FOR EMPLOYEES
                                       OF
                          FLORIDA PROGRESS CORPORATION
                     Full title plan and the address of the
             plan, if different from that of the issuer named below







                          FLORIDA PROGRESS CORPORATION
                                100 Central Ave.
                          St. Petersburg, Florida 33701
              Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office



                     Financial Statements as of and for the
                     Years ended December 31, 2003 and 2002

           Savings Plan for Employees of Florida Progress Corporation

                               TABLE OF CONTENTS


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                               3-4

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2003 AND 2002:

   Statements of Net Assets Available for Benefits                           5

   Statements of Changes in Net Assets Available for Benefits                6

   Notes to Financial Statements                                           7-11

ADDITIONAL INFORMATION FOR THE YEAR ENDED
   DECEMBER 31, 2003:

   Form 5500, Schedule H, Part IV, Line 4i -
     Schedule of Assets (Held at End of Year)                                12

INDEPENDENT AUDITORS' REPORT


Participants and Administrator of
Savings Plan for Employees of Florida Progress Corporation

We have audited the accompanying statement of net assets available for benefits of the Savings Plan for the Employees of Florida Progress Corporation ("the
Plan") as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan for the year ended December 31, 2002 were audited by other auditors whose report, dated June 24, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


June 8, 2004

Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of Savings Plan for Employees of Florida Progress Corporation

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Savings Plan for Employees of Florida Progress Corporation (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.






/s/PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 24, 2003

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
(In thousands)

------------------------------------------------------------------------------------------------

                                                                         2003             2002

INVESTMENTS--At fair value
  Registered investment companies:
    Putnam New Opportunities Class A Shares                          $       -        $  26,008
    American Funds Growth Fund                                             292                -
    Dodge & Cox Stock Fund                                               1,125                -
    Fidelity Devonshire Trust: Fidelity Mid-Cap Stock Fund              33,016                -
    Vanguard 500 Index Fund                                             46,950           37,545
    Vanguard Extended Market Index Fund                                  6,602            2,819
    Vanguard International Growth Fund                                   2,463            1,767
    Vanguard LifeStrategy Conservative Growth Fund                       4,573            2,913
    Vanguard LifeStrategy Growth Fund                                   10,437            7,872
    Vanguard LifeStrategy Moderate Growth Fund                          12,852           10,951
    Vanguard Total Bond Market Index Fund                                5,248            5,430
                                                                     ---------        ---------
                                                                       123,558           95,305

  Vanguard Retirement Savings Trust                                    113,108          113,134
  Progress Energy Company Stock Fund                                    44,735           44,186
  Florida Progress Contingent Value Obligation Fund                        207              142
  Participant Loans                                                      7,991            8,251
                                                                     ---------        ---------
        Total investments                                              289,599          261,018
                                                                     ---------        ---------

RECEIVABLES:
  Employer's contributions                                                 151              135
  Employees' contributions                                                 378              309
                                                                     ---------        ---------

           Total receivables                                               529              444
                                                                     ---------        ---------

NET ASSETS AVAILABLE FOR BENEFITS                                    $ 290,128        $ 261,462
                                                                     =========        =========


See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands)

----------------------------------------------------------------------------------------


                                                                 2003             2002

ADDITIONS:
  Investment income:
    Interest and dividend income--investments               $   8,614        $   9,449
    Interest income, participant loans                            496              597
    Net appreciation in fair value of investments              27,727                -
                                                            ---------        ---------
                                                               36,837           10,046
                                                            ---------        ---------

  Contributions:
    Employer                                                    3,675            3,596
    Employee                                                    9,358            8,399
                                                            ---------        ---------
                                                               13,033           11,995
                                                            ---------        ---------

           Total additions                                     49,870           22,041
                                                            ---------        ---------

DEDUCTIONS:
  Net depreciation in fair value of investments                     -           31,190
  Payment of benefits                                          21,189           31,521
  Administrative expenses                                          15               15
                                                            ---------        ---------

           Total deductions                                    21,204           62,726
                                                            ---------        ---------

NET INCREASE (DECREASE)                                        28,666          (40,685)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                                         261,462          302,147
                                                            ---------        ---------

  End of period                                             $ 290,128        $ 261,462
                                                            =========        =========


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002


1. DESCRIPTION OF PLAN

     The following description of the Savings Plan for Employees of Florida Progress Corporation (the "Plan") provides only general information.
     Participants should refer to the Savings Plan Summary Plan Description/Prospectus, as amended, which is part of the Employee Handbook and the "Plan Highlights" booklet, which is part of the "Measure Up" package from The Vanguard Group, Inc. for more complete descriptions of the Plan's provisions.

     General--The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides bargaining unit employees of Florida Power Corporation ("the Company"), a wholly-owned subsidary of Florida Progress Corporation, immediate eligibility upon employment for making employee contributions (either pre-tax or after-tax). Employees become eligible to receive matching employer contributions on employee contributions made after completing at least six months of uninterrupted employment or having worked at least 1,000 hours in a twelve-month period. Participation in the Plan is voluntary.

     As of January 1, 2003, Florida Power Corporation began doing business under the assumed name Progress Energy Florida, Inc.

     Contributions--Eligible employees may elect to contribute up to 20% of their annual base pay and may designate these contributions as either regular savings after-tax and/or 401(k) pretax dollars. The Company contributes each pay period an amount equal to 75% of the employees' contributions, up to 6% of base pay.

     Participants Accounts--A separate account is maintained for each investment option of a participant type of contribution. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with administrative expenses. Plan earnings are allocated and credited to the account daily based on the adjusted balance of each participant's account.

     Vesting--Participants are immediately vested in their regular savings and 401(k) contributions and earnings thereon. The company match account and the earnings thereon vest gradually based on the following Years of Continuous Service schedule:

                                                        Vested
     Years of Continuous Service                       Percentage

     Less than two                                           0 %
     Two but less than three                                25
     Three but less than four                               50
     Four but less than five                                75
     Five or more                                          100

     A year of continuous service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer contributions and earnings thereon upon death, disability, attainment of normal retirement or termination of the Plan.

     Effective January 1, 2002, a participant shall be 100% vested in all dividends earned on amounts invested in the Company Stock Fund. Dividends not distributed in cash to the participant shall be invested in Progress Energy Company Stock in the Company Stock Fund.

     Participant Loans--All actively employed Plan participants with available account balances may apply for a loan from their own Plan account. No loan shall exceed the lesser of $50,000 or one-half of the participant's vested Plan account balance. This amount will be transferred from the participant's account and placed in a separate Participant Loan fund. A participant is permitted a maximum of four outstanding loans at any one time. Each new loan shall bear a fixed rate of interest, as determined on a quarterly basis, using the Florida Saving Certificate of Deposit rate as published in The Wall Street Journal. Based on this method of determining the interest rate for the initiation of new loans each quarter, there are outstanding loans with interest rates ranging from 4.25% to 9.5% as of December 31, 2003. Interest charged on employee loans is credited to the individual participant accounts.

     A participant can choose repayment terms on a new loan ranging from 6 to 60 months. Repayments are made via payroll deduction for active regular employees, by automated Clearing House Payment for active non-regular employees and by direct payment to the Plan for inactive participants. Additionally, participants can elect to prepay all or a portion of their outstanding loan balance at any time during the term of the loan. Repayments are returned to each participant account (reducing the outstanding Participant Loan Fund balance). Excess loan repayments of principal and interest over new loans issued during the year are reflected as interfund transfers for reinvestment to the respective investment funds. New loans are reflected as transfers out of the investment funds to the Participant Loan Fund.

     Payment of Benefits--Upon separation of service due to termination, death, disability or retirement (after age 55), participants may make a written election to leave their account balance within the Plan, for any length of time up to age 70 if their vested balance is greater than $5,000, elect to receive a lump-sum amount equal to the value of their account balance, or select from a menu of installment payment options. Although no further employee contribution or partial withdrawals are allowed, terminated or retired employees may continue to exchange amounts among the investment options.

     A participant can apply for a hardship withdrawal from the before-tax savings of their account within the limits specified by the Internal Revenue Service ("IRS"). A participant must satisfy the requirements in the plan document as to the hardship in order to obtain the withdrawal. The amount of the withdrawal cannot exceed the amount of employee contributions.

     Forfeited Accounts--Forfeitures of non-vested employer contributions by terminated participants may be used to reduce employer matching contributions. Forfeited non-vested accounts totaled $432,229 and $475,453, respectively, at December 31, 2003 and 2002. In 2003 and 2002, $100,000 and $236 respectively, of forfeited non-vested accounts were used to offset company contributions.

     Plan Termination--It is the intention of the Plan Sponsor that the Plan continue in operation; however, the Company has the right to amend the Plan, discontinue its contributions at any time, and/or to terminate the Plan subject to the provisions of ERISA and the Bargaining Unit's Memorandum of Agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

2.   SUMMARY OF ACCOUNTING POLICIES

     The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

     Basis of Accounting--The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates--The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition--The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Progress Energy Company Stock Fund and the Contingent Value Obligation ("CVO") Fund are valued at their year-end unit closing prices (constituting market value of shares owned or CVOs, respectively, plus uninvested cash position). Progress Energy common stock is valued at its closing market price as of the end of the day. CVOs are valued at their last traded price which management believes is an estimate of their fair value at the valuation date. CVOs do not trade frequently. Therefore, the values presented are not necessarily indicative of what the Plan could have recognized if CVOs were traded on the valuation date. Participant loans are valued at cost, which approximates fair value.
     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. When Progress Energy Company common stock is distributed from the Progress Energy Company Stock Fund to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

3.   INVESTMENTS

     The following represents investments that represent 5 percent or more of the plan's net assets (in thousands):

                                                                     2003             2002

     Putnam New Opportunities Class A Shares                      $       -         $  26,008
     Fidelity Devonshire Trust: Fidelity Mid-Cap Stock Fund          33,016                 -
     Vanguard 500 Index Fund                                         46,950            37,545
     Vanguard Retirement Savings Trust                              113,108           113,134
     Progress Energy Company Stock Fund                              44,735            44,186


     During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

                                                    2003             2002

     Registered investment companies             $  25,424         $  (16,708)
     Common stock                                    2,303            (14,482)
                                                 ---------         -----------

                                                 $  27,727         $  (31,190)
                                                 =========         ===========

     All investments are participant-directed.

     During 2003, the Investment Committee replaced the Putnam New Opportunities Fund with the Fidelity Mid-Cap Stock Fund as a result of a performance review, and added the American Funds Growth Fund and Dodge & Cox Stock Fund to provide for additional diversification.

4.   RELATED PARTY TRANSACTIONS

     The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for certain investments of the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

     Pursuant to an acquisition of Florida Progress by Progress Energy, Inc ("Progress Energy") during 2000, participants with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Company Stock Fund and cash. In addition, Florida Progress Stock Fund shareholders received shares of the Florida Progress CVO Fund. The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuel facilities owned by Progress Energy. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to withdraw or exchange out all or a portion of their account balance in accordance with applicable Plan Provisions.

     U.S. Trust Company, National Association ("U.S. Trust") serves as an independent fiduciary of the CVO Fund. Among other responsibilities, U.S. Trust instructs VFTC as to the management and dispositions of the CVO Fund. Transactions in the CVO Fund qualify as party-in-interest transactions. During 2000, the Plan was informed by legal counsel that the establishment of the CVO Fund represented a prohibited transaction in accordance with ERISA. The plan was granted a prohibited transaction exemption by the United States Department of Labor by a letter dated October 22, 2001.

5.   PLAN EXPENSES

     Plan Expenses  include trustee,  audit,  and investment  management fees as well as any other reasonable fees or expenses incurred for the administration of the Plan and Trust. Plan Expenses are paid by the Plan to the extent not paid by the Company.

6.   TAX STATUS

     The IRS has determined and informed the Company by letter dated July 23, 2002, that the Plan is qualified under Internal Revenue Code ("IRC")
     Section 401(a). Although the Plan has subsequently been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, it is believed that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan's financial statements.

7.   RISKS AND UNCERTAINTIES

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                                     ******

EMPLOYER IDENTIFICATION NUMBER:  59-2147112
PLAN NUMBER:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
YEAR ENDED DECEMBER 31, 2003

-----------------------------------------------------------------------------------------------------

       IDENTITY OF ISSUE                                     INVESTMENT TYPE                 VALUE **

*  American Funds Growth Fund (R5)                    Registered Investment Company        $      292
*  Dodge & Cox Stock Fund                             Registered Investment Company             1,125
*  Fidelity MidCap Stock Fund                         Registered Investment Company            33,016
*  Vanguard 500 Index Fund                            Registered Investment Company            46,950
*  Vanguard Extended Market Index Fund                Registered Investment Company             6,602
*  Vanguard International Growth Fund                 Registered Investment Company             2,463
*  Vanguard LifeStrategy Conservative Growth Fund     Registered Investment Company             4,573
*  Vanguard LifeStrategy Growth Fund                  Registered Investment Company            10,437
*  Vanguard LifeStrategy Moderate Growth Fund         Registered Investment Company            12,852
*  Vanguard Total Bond Market Index Fund              Registered Investment Company             5,248
*  Vanguard Retirement Savings Trust Fund             Common/Collective Trust                 113,108
*  Progress Energy Company Stock Fund                 Company Stock Fund                       44,735
*  Florida Progress Contingent Value
     Obligation Fund                                  Company Stock Fund                          207
*  Various participants                               Participant loans (maturing 2004
                                                      to 2008 at interest rates
                                                      of 4.25% to 9.5%)                         7,991
                                                                                           ----------
   Total Assets Held for Investment Purposes                                               $  289,599
                                                                                           ==========


*  Party in Interest as defined by ERISA
** Cost data omitted with respect to participant or beneficiary directed transactions under an individual account plan.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Savings Plan for Employees of Florida Progress Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         SAVINGS PLAN FOR EMPLOYEES OF
                                         FLORIDA PROGRESS CORPORATION



                                         /s/  Brenda F. Castonguay, Chairperson
                                         ---------------------------------------
                                         Brenda F. Castonguay, Chairpersion
                                         Savings Plan for Employees of Florida
                                         Progress Corporation




Date:  June 15, 2004

                                 EXHIBITS INDEX




Exhibit Number

Exhibit No. 23 Consent of Independent Registered Public Accounting Firm Exhibit No. 24 Consent of Independent Registered Public Accounting Firm

                                                                Exhibit 23


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No.333-52328 of Florida Progress Corporation on Form S-8 of our report dated June 8, 2004 appearing in this Annual Report on Form 11-K of the Savings Plan for Employees of Florida Progress Corporation for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP
Raleigh, North Carolina
June 15, 2004

                                                                Exhibit 24



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Florida Progress Corporation of our report dated June 24, 2003 relating to the financial statements of the Savings Plan for Employees of Florida Progress Corporation as of and for the year ended December 31, 2002, which appears in this Form 11-K.

/s/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 18, 2004